RedHill BioPharma Ltd.

21 Ha’arba’a Street

Tel Aviv, Israel 64739
972-3-541-3131

December 24, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	RedHill Biopharma Ltd.

Registration Statement on Form 20-F (the “Registration Statement”)

CIK No.: 0001553846

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RedHill Biopharma Ltd. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 10:00 a.m., Eastern Time, on December 26, 2012, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

RedHill Biopharma Ltd.

By:	/s/ Ori Shilo
Ori Shilo
Deputy Chief Executive Officer Finance and Operations